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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No.  4  )*
                                             ---


                            FOURTH SHIFT CORPORATION
                    ----------------------------------------
                                (Name of Issuer)



                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)



                                   351128 10 3
                         ------------------------------
                                 (CUSIP Number)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

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                                SCHEDULE 13G
                                ------------

CUSIP No.  351128 10 3

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Marion Melvin Stuckey (and Oranco International, Ltd., for which he is the sole officer, director and shareholder).

     SSAN 490 - 40 - 9216

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a) [X]
                                                        (b) [_]
3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

                         5.   SOLE VOTING POWER
         NUMBER OF              639,074 (includes 168,863 shares held by Oranco
                                        International, Ltd.; does not include
                                        25,000 shares purchaseable upon
                                        exercise of options.)
          SHARES
       BENEFICIALLY      6.   SHARED VOTING POWER
         OWNED BY                       0

          EACH
        REPORTING        7.   SOLE DISPOSITIVE POWER
         PERSON                 664,074 (includes 168,863 shared held by
                                        Oranco International, Ltd. and
                                        25,000 shares purchaseable upon
                                        exercise of options.)
          WITH
                         8.   SHARED DISPOSITIVE POWER
                                        0

 9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     664,074 (includes 168,863 shares held by Oranco International, Ltd. and 25,000 shares purchasable upon exercise of option)

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                            [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     6.9%

12.  TYPE OF REPORTING PERSON*
     IN


                                Page 2 of 4 Pages

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SCHEDULE 13G


ITEM 1(a).  NAME OF ISSUER.
     Fourth Shift Corporation

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.
     Suite 450
     7900 International Drive
     Minneapolis, Minnesota 55425

ITEM 2(a). NAME OF PERSON FILING.
     Marion Melvin Stuckey

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE.
     46 Red Birch Court
     Danville, California  94506

ITEM 2(c). CITIZENSHIP.
     California, USA

ITEM 2(d). TITLE OF CLASS OF SECURITIES.
     Common Stock, $.01 par value

ITEM 2(e). CUSIP NUMBER.
     351128 10 3

ITEM 3. IDENTIFICATION.
     N/A

ITEM 4.  OWNERSHIP.
(a)  Amount Beneficially Owned:    664,074 (1)

(b)  Percent of Class:             6.9%

(c)  Number of Shares as to Which Such Person Has:

          (i)   sole power to vote or to direct the vote:           639,074 (1),
                                                          excludes 25,000 shares
                                                               purchaseable upon
                                                             exercise of options


--------------------
(1) This report covers those shares that Mr. Stuckey owns individually (495,211), also those shares owned by Oranco Internationl, Ltd. (168,863) and 25,000 shares purchaseable upon exercise of options.


                                Page 3 of 4 Pages

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          (ii)  shared power to vote or direct the vote:                       0

          (iii) sole power to dispose or to direct the
                disposition of:                                      664,074 (1)

          (iv)  shared power to dispose or to direct the
                disposition of:                                                0

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
     N/A

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
     N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
     N/A

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
     See footnote 1.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.
     N/A

ITEM 10. CERTIFICATION.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Dated:  February 10, 1997



                                        /s/Marion Melvin Stuckey
                                        -----------------------------------
                                        Marion Melvin Stuckey


                                Page 4 of 4 Pages